SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-----------------

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___2__)*



Bolt Technology Corp.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
--------------------------------------
(Title of Class of Securities)

097698104
-----------------------
(Cusip Number)

December 31, 2006
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b) (for Babson Capital Management LLC)
[X]  Rule 13d-1  (c) (for Cobbs Wharf Master Fund, L. P.)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)









097698104   	2 of 11 Pages
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1.	NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Babson Capital Management LLC
	  51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X  )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
----------------------------------------------------------------

Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power


       -0-
___________________

6.  Shared Voting Power

      309,646_

7.  Sole Dispositive Power

       -0-
  ___________________


8.	Shared Dispositive Power

       309,646
 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       309,646 (1)
---------------------------------------------------------------

10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------





097698104   	3 of 11 Pages
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11. Percent of class represented by amount in row 9.

       5.54% (2)
----------------------------------------------------------------

12.	Type of Reporting person

          IA
-------------------------------------------------------------------



(1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which is the registered holder of 309,646 of the shares reported as beneficially owned by Babson Capital.

(2) Based on 5,587,917 shares of Bolt Technology Corporation common stock outstanding as reported on September 28, 2006, by Bolt Technology Corporation in its Annual Report on Form 10K for the fiscal year ended June 30, 2006.




































CUSIP No. 097698104 	4 of 11 Pages
----------------------------------------------------------------

1.	NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


       Cobbs Wharf Master Fund, L. P.

----------------------------------------------------------------


2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

	Grand Cayman
---------------------------------------------------

Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power

       -0-
___________________

6.  Shared Voting Power

     309,646
----------------------

7.  Sole Dispositive Power

       -0-
___________________


8.	Shared Dispositive Power

       309,646
 ---------------------------------------------------------------

9.    Aggregate amount beneficially owned by each reporting person

		309,646  (1)






CUSIP No. 097698104 	5 of 11 Pages
----------------------------------------------------------------

10. Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------

11. Percent of class represented by amount in row 9.

       5.54% (2)
----------------------------------------------------------------

12.	Type of Reporting person

          PN
--------------------------------


(1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which is the registered holder of 309,646 of the shares also reported as beneficially owned by Babson Capital.

(2) Based on 5,587,917 shares of Bolt Technology Corporation common stock outstanding as reported on September 28, 2006, by Bolt Technology Corporation in its Annual Report on Form 10K for the fiscal year ended June 30, 2006.
































CUSIP No. 097698104 	6 of 11 Pages
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ITEM 1(A):  NAME OF ISSUER:

Bolt Technology Corporation

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    Four Duke Place, Norwalk, CT  06854

Item 2(a).  Name of Person Filing:

            (i) Babson Capital Management LLC (Babson Capital) as investment adviser.

            (ii)  Cobbs Wharf Master Fund, LP (Cobbs Wharf)

ITEM 2(B):  Address of Principal Business Office or, if none, Residence:

	      The address of the principal business office of Babson Capital:

            470 Atlantic Avenue
            Boston, MA  02210-2208

            The address of the principal business office of Cobbs Wharf:

            470 Atlantic Avenue
            Boston, MA  02210-2208


ITEM 2(C):  CITIZENSHIP:

See Item 4 of each cover page.

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E):  CUSIP NUMBER:

097698104















CUSIP No. 097698104 	7 of 11 Pages
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ITEM 3:  TYPE OF REPORTING PERSON:

This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E) for Babson
Capital.

ITEM 4:  OWNERSHIP:

See each cover page.


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

 Not applicable


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

    Cobbs Wharf Master Fund, L. P.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable


















CUSIP No. 097698104 	8 of 11 Pages
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ITEM 10:

BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


					Babson Capital Management LLC



					SIGNATURES_________________________
					          BY:Jan Jumet
                                           Managing Director and
                                           Chief Compliance Officer





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               January 9, 2007
               ----------------
                     Date


               Babson Capital Management LLC



               ---------------------------------
                By: /s/ Jan Jumet
                Name: Jan Jumet
                Title:Managing Director
                and Chief Compliance
                Officer







CUSIP No. 097698104 	9 of 11 Pages
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COBBS WHARF MASTER FUND, L. P. CERTIFICATION:



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Cobbs Wharf Master Fund, LP
By: Cobbs Wharf Management, LLC
Its General Partner



By: ________________________
Name: Christopher DeFrancis
Title: Secretary





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                January 9, 2007
                ----------------
                     Date




Cobbs Wharf Master Fund, LP
By Cobbs Wharf Management, LLC
Its General Partner


By: _______________________________
Name: Christopher DeFrancis
Title: Secretary






CUSIP No. 097698104 	10 of 11 Pages
______________________________________________________________





 JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned
That the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Bolt Technology Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



		January 9, 2007
            --------------------
			Date


		Babson Capital Management LLC


		_____________________________
		By: /s/Jan Jumet
            Name: Jan Jumet
		Title: Managing Director
            and Chief Compliance Officer




		Cobbs Wharf Master Fund, LP
		By: Cobbs Wharf Management, LLC
		Its General Partner


		By: _________________________
		    Name: Christopher DeFrancis
                Title: Secretary












CUSIP No. 097698104 	11 of 11 Pages
______________________________________________________________



January 9, 2007


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413


Re:	SCHEDULE 13G ON BEHALF OF BOLT TECHNOLOGIES FOR THE MONTH ENDING
      DECEMBER 31, 2006


Dear Sir or Madam:

Babson Capital Management LLC and Cobbs Wharf Master Fund,
L. P. are filing today a Schedule 13G through the EDGAR system as required by Section 240.13d-1(b)and 240.13d-1(c) to reflect a beneficial change of ownership of greater than 5% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by investment advisory clients of Babson Capital Management LLC, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at 617-761-6599.


Sincerely,


Babson Capital Management LLC




// Jan Jumet //
   JAN JUMET
   Managing Director
   and Chief Compliance Officer